Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations

& Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS FIRST-QUARTER 2008 FINANCIAL RESULTS

TORONTO, Canada, May 8, 2008 – Biovail Corporation (NYSE/TSX: BVF) today announced its financial results for the three-month period ended March 31, 2008.

To the extent that this news release contains forward-looking statements, investors are cautioned that these are based on the Company’s current views, and actual outcomes are not certain. For more information, see the note on forward-looking information following the conference-call details below.

Total revenues for the three months ended March 31, 2008 were $208.5 million, compared with $247.0 million for the first quarter of 2007. First-quarter 2008 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $56.4 million, compared with $93.8 million for the corresponding 2007 period. GAAP diluted earnings per share (EPS) for the first quarter of 2008 were $0.35, versus $0.58 for the first quarter of 2007.

GAAP net income and EPS figures for the first quarter of 2008 were negatively impacted by a $3.6-million loss on the impairment of investments primarily related to the Company’s investments in auction-rate securities, a $1.2-million equity loss related to an investment in Western Life Sciences Venture Fund and an accrual of $7.9 million for the estimated contractual obligations to terminate the long-term safety study for BVF-146 (combination of once-daily tramadol with an anti-inflammatory agent). First-quarter 2007 net income and EPS figures were negatively impacted by a $0.6-million restructuring charge related to the December 2006 restructuring of the Company’s U.S. commercial operations, and a $0.4 million equity loss.

Product revenues for the first quarter of 2008 were $196.9 million, compared with $238.0 million in the first quarter of 2007, primarily due to lower revenues from the Company’s generics portfolio, Cardizem® LA and Ultram® ER.

Product revenues for Wellbutrin XL® were $58.9 million in the first quarter of 2008, compared with $61.4 million in the first quarter of 2007. Wellbutrin XL® revenues in each of the first quarters of 2007 and 2008 reflected the December 2006 launch of a generic formulation of the 300mg strength of the product. In the first quarter of 2008, the generic formulation captured 88% of the 300mg dosage strength’s total prescription volume. Pursuant to the terms of a comprehensive settlement agreement entered into with a number of generic pharmaceutical companies, a generic version of the 150mg strength of Wellbutrin XL® could be launched commencing the earlier of May 30, 2008 or upon an adverse decision of Biovail’s appeal of the non-infringement summary judgment previously granted to Anchen Pharmaceuticals, Inc.

Ultram® ER generated revenues of $24.1 million in the first quarter of 2008, compared with $30.0 million in the first quarter of 2007. Ultram® ER’s performance in the first quarter of 2008 reflects a decrease in inventory levels by Biovail’s marketing partner Ortho-McNeil, Inc. (OMI), which was partially offset by higher prescription volumes and a price increase. In the first quarter of 2008, Ultram® ER captured 5.9% of total prescription volume for the Ultram® brand (including generics).

First-quarter 2008 revenues for Biovail’s Zovirax® franchise were $37.1 million, consistent with the level of the prior-year period, reflecting the impact of price increases offset by a 4% decline in prescription demand and a decrease in inventories at the wholesaler level from 1.5 months to 1.2 months. In the first quarter of 2008, Zovirax® Ointment and Zovirax® Cream held a combined 73.9% share of the topical herpes market, an increase of 1.5 percentage points in market share versus first-quarter 2007 levels.

Revenues from BPC were $16.2 million in the first quarter of 2008, compared with $13.8 million in the first quarter of 2007, an increase of 17% that reflects the impact of a stronger Canadian dollar and continued growth of Tiazac® XC and Wellbutrin® XL in Canada. Total prescription volume for Tiazac® XC and Wellbutrin® XL in the first quarter of 2008 increased 34% and 80%, respectively, compared with the corresponding period in 2007.

In the first quarter of 2008, Cardizem® LA generated revenues of $10.2 million, compared with $23.9 million for the corresponding period in 2007. This decrease reflects lower prescription volumes and the first-quarter 2007 fulfillment of back orders for the 120mg and 180mg strengths of the product. The amortization of deferred revenues associated with the May 2005 Kos transaction positively impacted Cardizem® LA revenues by $3.8 million in the first quarters of both 2007 and 2008.

Legacy products generated revenues of $33.1 million for the first quarter of 2008, compared with $35.6 million in the first quarter of 2007. This performance reflects lower prescription volumes for these mature products and lower pricing on Tiazac® branded and generic products, partially offset by the positive impact of price increases implemented in 2007 and the first quarter of 2008.

Product revenue for Biovail’s portfolio of generic products was $17.2 million in the first quarter of 2008, compared with $35.9 million in the first quarter of 2007. This performance reflects lower prescription volumes and a decrease in pricing to remain competitive in the market.

The following table summarizes Biovail’s product revenue performance in the first quarter of 2008:

($ 000s)	Q1/08 Revenues	Q1/07 Revenues	Change (%)
Wellbutrin XL®	58,856	61,405	(4)
Ultram® ER	24,104	30,019	(20)
Zovirax®	37,130	37,283	(—)
Biovail Pharmaceuticals Canada	16,240	13,826	17
Cardizem® LA	10,207	23,949	(57)
Legacy	33,147	35,640	(7)
Generics	17,230	35,880	(52)
Total Product Revenues	196,914	238,002	(17)

Research-and-development revenue was $7.4 million in the first quarter of 2008, compared with $4.8 million in the corresponding period in 2007, an increase of 52% that reflects the higher volume of clinical research and laboratory testing services provided to external customers by Biovail’s Contract Research Division (CRD).

Royalty and other revenue was $4.2 million in the first quarter of 2008, which is consistent with the level of the first quarter of 2007.

Cost of goods sold for the first quarter of 2008 was $53.7 million, compared with $56.4 million in the first quarter of 2007. Gross margins on product revenues were 73% in the first quarter of 2008, compared with 76% in the first quarter of 2007, reflecting higher unabsorbed overhead costs as a result of lower production volumes, lower pricing for the Company’s portfolio of generic pharmaceuticals, an increase in amortization expense associated with the Zovirax® supply-price agreement with GlaxoSmithKline plc (GSK) and higher costs associated with Biovail’s one-third share of the costs associated with GSK’s license agreement with Watson Pharmaceuticals, Inc. related to Wellbutrin XL® 150mg. These items were partially offset by price increases across other product lines.

Total research-and-development (R&D) expenditures for the first quarter of 2008 were $36.3 million, compared with $29.7 million for the first quarter of 2007. Excluding expenses associated with CRD, R&D expenses were $30.2 million in the first quarter of 2008, compared with $25.9 million in the first quarter of 2007. This 17% year-over-year increase reflects an accrual of $7.9 million for the estimated contractual obligations to terminate the long-term safety study for BVF-146.

Selling, general and administrative (SG&A) expenses for the first quarter of 2008 were $43.6 million, compared with $49.6 million in the first quarter of 2007, a decrease of 12% that reflects lower legal costs and lower stock-based compensation expense; partially offset by higher payments to Sciele Pharma, Inc. related to their promotional efforts for Zovirax® and an increase in promotional expenses, primarily related to the launch of Ralivia™ in Canada. Legal expenses related to legacy litigation and regulatory matters arising from issues in 2001 to May 2004 were $3.2 million in the first quarter of 2008, compared with $9.5 million in the prior-year period. SG&A expenses in the second quarter of 2008 will include approximately $5.0 million in expenses related to management succession planning.

Amortization expense in the first quarter of 2008 was $11.7 million, compared with $12.0 million in the first quarter of 2007, a decrease of 2% that reflects the write-down of certain intangible assets in December 2007.

Balance Sheet & Cash Flow

At the end of the first quarter of 2008, Biovail had cash, cash equivalents and short-term investments of $511.3 million, and marketable securities of $25.3 million. Biovail currently has $26.8 million of principal invested in auction-rate securities (ARS), all of which were rated Aaa/AAA at the time of purchase. However, given declines in underlying collateral values, several of these holdings have had their ratings downgraded in either or both of the fourth quarter of 2007 and the first quarter of 2008. Although these securities continue to pay cash interest, Biovail has been unable to liquidate its ARS portfolio. As such, the Company has recorded this portfolio at its estimated fair value of $14.8 million as at March 31, 2008 and has recorded a further impairment charge of $2.9 million in the first quarter of 2008 (a charge of $6.0 million was recorded in the fourth quarter of 2007). In addition, the Company recorded an unrealized loss in other comprehensive income of $0.3 million in the first quarter of 2008 and $2.8 million in the fourth quarter of 2007.

Cash flow from operations was $92.7 million in the first quarter of 2008, compared with $119.8 million in the first quarter of 2007, which reflects lower net income in 2008. Net capital expenditures in the first quarter of 2008 amounted to $9.7 million, compared with $5.7 million in the prior-year period.

Conference Call

Biovail management will host a conference call and Webcast on Thursday, May 8, 2008, at 8:30 a.m. EDT for Company executives to discuss 2008 first-quarter financial results and the Company’s new strategic plan. For further information on the new strategic plan, see separate news release issued May 8, 2008 – Biovail Announces New Strategic Focus. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of Biovail’s Web site at www.biovail.com. To access the call live, please dial 416-641-6136 (Toronto and International callers) and 1-866-225-9256 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EDT on Thursday, May 15, 2008, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3259219#.

Caution Regarding Forward-Looking Information and “Safe Harbor” Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information under applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates, outlook and guidance, including, without limitation, statements concerning the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, including, without limitation, the timing of the launch of a generic version of the 150mg strength of Wellbutrin XL®,, and can generally be identified by the use of words such as “guidance”, “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: the difficulty of predicting U.S. Food and Drug Administration, Canadian Therapeutic Products Directorate and European regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, infringement and alleged infringement of our intellectual property rights and those of others, the regulatory environment, tax rate assumptions, the outcome of legal proceedings and settlements thereto, the anticipated proxy contest in connection with the election of the Board of Directors at the Company’s upcoming annual meeting of shareholders,  fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company’s ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading “Risk Factors” contained in Item 3(D) of Biovail’s most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail’s forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)

(Unaudited)

	Three Months Ended March 31
	2008	2007
REVENUE
Product sales	$196,914	$238,002
Research and development	7,353	4,841
Royalty and other	4,231	4,162
	208,498	247,005
EXPENSES
Cost of goods sold (exclusive of amortization shown separately below)	53,735	56,416
Research and development	36,332	29,722
Selling, general and administrative	43,597	49,594
Amortization	11,694	11,981
Restructuring costs	—	645
	145,358	148,358
Operating income	63,140	98,647
Interest income	3,468	9,761
Interest expense	(242)	(8,677)
Foreign exchange gain (loss)	221	(288)
Equity loss	(1,195)	(424)
Loss on impairment of investments	(3,616)	—
Income before provision for income taxes	61,776	99,019
Provision for income taxes	5,400	5,200
Net income	$56,376	$93,819

Basic and diluted earnings per share	$0.35	$0.58

Basic and diluted weighted average number of common shares outstanding (000s)	161,024	160,458

Cash dividends declared per share	$0.375	$0.375

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	At March 31 2008	At December 31 2007
ASSETS
Cash and cash equivalents	$431,537	$433,641
Short-term investments	79,725	—
Other current assets	223,954	273,376
	735,216	707,017
Marketable securities	23,758	24,417
Long-term investments	23,637	24,834
Property, plant and equipment, net	233,799	238,457
Intangible assets, net	616,526	630,514
Goodwill	100,294	100,294
Deferred tax assets, net of valuation allowance	18,000	20,700
Other long-term assets, net	38,506	35,882
	$1,789,736	$1,782,115

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	$390,225	$367,578
Long-term liabilities	108,887	116,718
Shareholders’ equity	1,290,624	1,297,819
	$1,789,736	$1,782,115

BIOVAIL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All dollar amounts are expressed in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended March 31
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$56,376	$93,819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,073	21,885
Amortization of deferred financing costs	130	531
Amortization of discounts on long-term obligations	—	201
Accrued legal settlements	(10,000)	—
Impairment charges	3,616	—
Stock-based compensation	1,429	4,226
Equity loss	1,195	424
Other	568	696
Changes in operating assets and liabilities	14,289	(1,954)
Net cash provided by operating activities	92,676	119,828
Net cash used in investing activities	(94,279)	(5,730)
Net cash used in financing activities	(138)	(78,494)
Effect of exchange rate changes on cash and cash equivalents	(363)	31
Net increase (decrease) in cash and cash equivalents	(2,104)	35,635
Cash and cash equivalents, beginning of period	433,641	834,540
Cash and cash equivalents, end of period	$431,537	$870,175